210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Third Quarter 2011 Results

CALGARY, AB, November 10th, 2011 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced its financial results and operational highlights for the quarter ended September 30, 2011.

“During the quarter we achieved significant increases in the number of enrolling countries in the first stage of our Phase III head and neck cancer study,” said Dr. Brad Thompson, President and CEO of Oncolytics. “We currently have approval to conduct the trial in 12 countries in North America and Europe and are focusing on completing enrolment for this stage.”

Selected Highlights

Since July 1, 2011, the Company has made a number of significant announcements:

Clinical Trial Results
•
The presentation of interim preliminary results from a Phase 2 clinical trial using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with non-small cell lung cancer (NSCLC) with Kras or EGFR-activated tumours at the International Association for the Study of Lung Cancer World Conference on Lung Cancer. As of the presentation date, response evaluation in 21 patients showed six partial responses (PR) (28.6%), 13 stable disease (SD) (61.9%) and two progressive disease (PD) (9.5%), translating into a clinical benefit rate (complete response (CR) + PR + SD) of 90.5% and a response rate (CR + PR) of 28.6%;

Preclinical Program
•
The posting of a study in the online version of Molecular Therapy, a publication of The American Society of Gene and Cell Therapy, investigating the timing of chemotherapy delivery that optimizes the efficacy of systemic REOLYSIN. The paper, authored by Kottke et al., was entitled “Precise Scheduling of Chemotherapy Primes VEGF-producing Tumors for Successful Systemic Oncolytic Virotherapy.” It describes when best to administer taxanes with reovirus to optimize viral delivery to the tumor mass. The researchers demonstrated that this drug combination yielded superior results to either treatment alone. They were able to reproducibly cure nearly half of the treated animals by employing this optimized schedule of paclitaxel/REOLYSIN;

Corporate
•
The appointment of Gerard Kennealey, MD as Senior Vice President of Clinical Development and Chief Medical Officer (CMO). Dr. Kennealey most recently held the position of Vice President of Scientific Affairs at Cephalon Inc.; and

•	The appointment of George M. Gill, MD as Senior Vice President of Regulatory Affairs and Chief Safety Officer. Dr. Gill has been an officer of Oncolytics since 2002.

ONCOLYTICS BIOTECH INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

As at,	September 30, 2011 $	December 31, 2010 $	January 1, 2010 $
Assets
Current assets
Cash and cash equivalents	40,243,302	39,296,682	32,448,939
Short-term investments	1,929,306	3,609,246	1,679,937
Accounts receivable	77,511	284,988	64,787
Prepaid expenses	533,149	278,934	507,408
Total current assets	42,783,268	43,469,850	34,701,071

Non-current assets
Property and equipment	269,580	226,911	208,320
Long term investment	—	—	684,000
Total non-current assets	269,580	226,911	892,320

Asset held for sale	—	735,681	—
Total assets	43,052,848	44,432,442	35,593,391

Liabilities And Shareholders’ Equity

Current Liabilities
Accounts payable and accrued liabilities	3,477,615	2,500,682	4,226,933
Warrant liability	—	5,536,800	1,023,051
Total current liabilities	3,477,615	8,037,482	5,249,984

Shareholders’ equity
Share capital Authorized: unlimited Issued: September 30, 2011 – 71,239,918 December 31, 2010 – 67,958,302 January 1, 2010 – 61,549,969	177,240,848	155,439,610	131,908,274
Warrants	2,653,627	4,108,652	2,437,460
Contributed surplus	19,572,183	19,399,489	13,734,743
Accumulated other comprehensive loss	(127,916)	(156,660)	—
Deficit	(159,763,509)	(142,396,131)	(117,737,070)

Total shareholders’ equity	39,575,233	36,394,960	30,343,407

Total liabilities and equity	43,052,848	44,432,442	35,593,391

ONCOLYTICS BIOTECH INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(unaudited)

	Three Month Period Ending September 30, 2011 $	Three Month Period Ending September 30, 2010 $	Nine Month Period Ending, September 30, 2011 $	Nine Month Period Ending, September 30, 2010 $

Expenses
Research and development	5,315,134	2,711,392	13,769,876	8,990,422
Operating	1,019,335	1,307,640	3,214,969	3,419,889
	6,334,469	4,019,032	16,984,845	12,410,311

Loss before the following	(6,334,469)	(4,019,032)	(16,984,845)	(12,410,311)

Write down of asset available for sale	—	—	(735,681)	—
Change in fair value of warrant liability	—	(2,521,950)	36,000	(2,672,439)
Interest	102,445	17,759	317,148	36,882
Loss before income taxes	(6,232,024)	(6,523,223)	(17,367,378)	(15,045,868)

Income taxes	—	—	—	—
Net loss	(6,232,024)	(6,523,223)	(17,367,378)	(15,045,868)
Other comprehensive loss (gain) – translation adjustment	(9,587)	(7,749)	28,744	(128,778)
Net comprehensive loss	(6,241,611)	(6,530,972)	(17,338,634)	(15,174,646)
Basic and diluted loss per share	(0.09)	(0.11)	(0.25)	(0.24)
Weighted average number of shares (basic and diluted)	71,221,218	61,570,046	70,800,114	61,558,859

ONCOLYTICS BIOTECH INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited)

	For the nine month period ending, September 30, 2011
	Share capital		Contributed Surplus		Warrants		Accumulated Other Comprehensive Income	Deficit			Total Equity
	$		$		$		$		$		$
As at December 31, 2010		155,439,610		19,399,489		4,108,652		(156,660)		(142,396,131)		36,394,960

Net loss and comprehensive loss for the period		—		—		—		28,744		(17,367,378)		(17,338,634)
Exercise of warrants		21,487,080		—		(1,455,025)		—		—		20,032,055
Exercise of stock options		314,158		(51,831)		—		—		—		262,327
Stock based compensation		—		224,525		—		—		—		224,525
As at September 30, 2011		177,240,848		19,572,183		2,653,627		(127,916)		(159,763,509)		39,575,233

	For the nine month period ending, September 30, 2010
	Share capital		Contributed Surplus		Warrants		Accumulated Other Comprehensive Income	Deficit				Total Equity
	$		$		$		$		$		$
As at January 1, 2010		131,908,274		13,734,743		2,437,460		—		(117,737,070)		30,343,407

Net loss and comprehensive loss for the period		—		—		—		(128,778)		(15,045,868)		(15,174,646)
Expired warrants		—		2,438,000		(2,438,000)		—		—		—
Exercise of stock options		83,812		(20,987)		—		—		—		62,825
Stock based compensation		—		400,103		—		—		—		400,103
Other		—		—		540		—		—		540
As at September 30, 2010		131,992,086		16,551,859		—		(128,778)		(132,782,938)		15,632,229

ONCOLYTICS BIOTECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three Month Period Ending September 30, 2011 $	Three Month Period Ending September 30, 2010 $	Nine Month Period Ending, September 30, 2011 $	Nine Month Period Ending, September 30, 2010 $
Cash Flows
Operating Activities
Net loss for the period	(6,232,024)	(6,523,223)	(17,367,378)	(15,045,868)
Amortization - property and equipment	21,258	15,981	68,525	45,487
Stock based compensation	181,183	397,675	224,525	400,103
Change in fair value of warrant liability	—	2,521,950	(36,000)	2,672,439
Write down of asset available for sale	—	—	735,681	—
Unrealized foreign exchange loss (gain)	(121,391)	204,241	98,736	84,591
Net change in non-cash working capital	(427,319)	(1,582,647)	930,195	(2,374,876)
Cash used in operating activities	(6,578,293)	(4,966,023)	(15,345,716)	(14,218,124)

Investing Activities
Redemption (purchase) of short-term investments	—	(1,929,937)	1,679,940	(1,929,937)
Acquisition of property and equipment	(62,087)	(8,701)	(111,194)	(52,199)
Cash provided by (used in) investing activities	(62,087)	(1,938,638)	1,568,746	(1,982,136)

Financing Activities
Proceeds from exercise of stock options and warrants	54,985	8,825	14,793,582	62,825
Cash provided by financing activities	54,985	8,825	14,793,582	62,825

Increase (decrease) in cash	(6,585,395)	(6,895,836)	1,016,612	(16,137,435)
Cash and cash equivalents, beginning of period	46,640,231	23,205,961	39,296,682	32,448,939
Impact of foreign exchange on cash and cash equivalents	188,466	(211,990)	(69,992)	(213,369)
Cash and cash equivalents, end of period	40,243,302	16,098,135	40,243,302	16,098,135

To view the Company’s Third Quarter 2011 Consolidated Financial Statements, related Notes to Consolidated Financial Statements, and Management’s Discussion and Analysis, please see the Company’s quarterly filings which will be available on www.sedar.com and on www.oncolyticsbiotech.com.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase 3 trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements, including the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2011 and beyond, the Company’s planned operations, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment.  Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Investors are cautioned against placing undue reliance on forward-looking statements.  The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 – 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com